UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Rapidtron, Inc. (formerly The Furnishing Club) (Name of Issuer)
Common Stock - $0.001 Par Value (Title of Class of Securities)
75380M 103 (CUSIP Number)
September 27, 2002 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 75380M 103

1.	Names of Reporting Persons. Stable Investments Inc. I.R.S. Identification Nos. of above persons (entities only). N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Turks & Caicos

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,480,000 common stock

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 1,480,000 common stock

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,480,000 common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.81% (based on 16,800,000 common stock)

12.	Type of Reporting Person CO
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Item 1.
(a)	Name of Issuer The Furnishing Club
(b)	Address of Issuer's Principal Executive Offices 7386 Cobblefield St., Las Vegas, NV 89123

Item 2.
(a)	Name of Person Filing Stable Investments Inc.
(b)	Address of Principal Business Office or, if none, Residence P.O. Box 818, Providenciales Turks & Caicos Islands, B.W.I
(c)	Citizenship Turks & Caicos
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 75380M 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 1,480,000
(b)	Percent of class: 8.81%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,480,000
	(ii)	Shared power to vote or to direct the vote N/A
	(iii)	Sole power to dispose or to direct the disposition of 1,480,000
	(iv)	Shared power to dispose or to direct the disposition of N/A

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction: Dissolution of a group requires a response to this item. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 03, 2002
By:	/s/ Leeward Directors, Ltd. Leeward Directors, Ltd.
Title:	Authorized Signatory of Stable Investments Inc.

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